UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File No. 001-37485

Jupai Holdings Limited

Building 4, No. 1588 Xinyang Road

Lingang New Area, China (Shanghai) Pilot Free Trade Zone

Shanghai 201413

People’s Republic of China

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Change of Auditor

On March 3, 2025, the board of directors and audit committee of Jupai Holdings Limited (the “Company”) appointed Fortune CPA Inc (“Fortune CPA”) as its independent registered public accounting firm, which appointment became effective upon Fortune CPA’s acceptance on March 3, 2025. Fortune CPA replaced B F Borgers CPA PC (“BF Borgers”), the former independent registered public accounting firm of the Company. The appointment of Fortune CPA was made after careful consideration and evaluation process by the Company. The Company’s decision was not as a result of any disagreement between the Company and BF Borgers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

BF Borgers served as the Company’s independent public accounting firm starting from 2020. The audit report of BF Borgers on the consolidated financial statements of the Company for the fiscal years ended December 31 between 2019 and 2023 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. During the Company’s engagement of BF Borgers, (i) there had been no disagreements with BF Borgers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to BF Borgers’s satisfaction, would have caused BF Borgers to make reference to the subject matter of the disagreement in connection with its reports on the Company’s financial statements for such periods; and (ii) there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F that would require disclosure.

BF Borgers is not currently permitted to appear or practice before the U.S. Securities and Exchange Commission. As a result, this Form 6-K does not include a letter from BF Borgers addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statement.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of Fortune CPA, neither the Company, nor any person on behalf of the Company, has consulted Fortune CPA regarding either the application of accounting principles to a specified transaction, whether completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements. Neither a written report was provided to the Company or oral advice was provided that Fortune CPA concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue. Additionally, neither the Company, nor anyone on behalf of it, has consulted Fortune CPA regarding any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jupai Holdings Limited

By:	/s/ Jianda Ni
Name: Jianda Ni
Title: Chairman of the Board of Directors and Chief Executive Officer

Dated: March 7, 2025